P.E. 6/30/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Overallotment Option was Exercised

In connection with the offering of the American Depositary Shares, which was issued based on the common shares of Goldman Sachs Capital Chosun, the underwriters of the offering exercised the overallotment option on June 25, 2002 in New York time. Upon the exercising of the overallotment option, the selling shareholder sold additional 1,277,000 common shares by converting them to American Depositary Shares.

Accordingly, to the best of Kookmin Bank's knowledge, Goldman Sachs Group's stake in Kookmin Bank was lowered to 2.27% assuming no conversion of the convertible bonds held by beneficiary owner, Goldman Sachs Capital Koryo, which is the parent company of the selling shareholder, has been made. If the conversion rights for all outstanding convertible bonds were exercised, as of that date Goldman Sachs Group would own approximately 5.42% of our outstanding capital stock on a fully diluted basis. Considering the convertible bonds, Goldman Sachs Group is still the second largest shareholder of Kookmin Bank following the Government of Korea (9.33%).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: June 27, 2002

By:
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer